

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

VIA E-Mail
Mr. Stephen J. Benedetti
Principal Financial Officer
Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

      Re: **Dynex Capital, Inc.**
               Form 10-K for the year ended December 31, 2012
               Filed on March 8, 2013
               File No. 001-09819

Dear Mr. Stephen J. Benedetti:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Liquidity and Capital Resources

Repurchase Agreements, pages 51 – 53

1.   In future periodic filings, please expand your MD&A discussion to include a table showing the average amount of repurchase transactions outstanding during each quarter of the periods presented and the amount of the repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain the causes and business reasons. Also, discuss the maximum balance at any month-end.

<u>Contractual Obligations, pages 54 – 55</u>

2.   We note your contractual obligations table excludes interests on the related obligations. In future periodic filings please disclose your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary.   Reference is made to footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations"

<u>Consolidated Statements Of Income, page F-6</u>

3.   We note that you have included dividends declared per share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the Accounting Standards Codification (ASC).

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Investments, page F-11</u>

4.   Please tell us and expand your disclosures to discuss in detail your accounting policy for determining how your securities meet the criteria to be accounted for under ASC Topic 320-10 versus 325-40.   Your expanded disclosures, and response, should address the following:

- Evaluation process for securities purchased at par versus at a substantial discount
- Use of ratings in determining the appropriate accounting and methodology for the final ratings utilized when multiple ratings are available.   Please note that securities with a rating below AA at acquisition should be accounted for under the guidance outlined in ASC Topic 325-40.
- For securities with split ratings (i.e. one below AA and others above AA), please describe the analysis (i.e. highest, lowest, average, or most recent) performed in determining the appropriate rating.   Your response should address split rating scenarios where you defer to a higher rating.   In these situations, please describe the rationale and factors considered in determining that the higher rating is more appropriate.

5.   We note you use third party pricing services and broker quotes to price your securities. Please tell us and revise MD&A disclosures in future filings to address the following areas:

   ▪   The number of quotes or prices you generally obtain per instrument, and if you obtain multiple prices, how you determine the ultimate value you use within your financial statements.
   ▪   Whether and if so, how and why, you adjusted prices or quotes you obtained from pricing services and brokers.
   ▪   The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.
   ▪   Whether the broker quotes are binding or non-binding
   ▪   Describe any procedures you perform to validate the prices you obtain to ensure the fair value determination and its categorization within the fair value hierarchy is consistent with Topic 820 of the Accounting Standards Codification.

Note 11 – Shareholders' Equity

6.   Please revise future periodic filings to disclose the tax status of distributions per common share pursuant to Rule 3-15(c) of Regulation S-X.

Preferred Stock, page F-27

7.   Please revise your disclosures in future periodic filings to discuss the redemption provisions of the Series A Cumulative Redeemable Preferred Stock and your basis within GAAP for classifying the outstanding amounts in equity.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief